Exhibit 99.1

Dingdong (Cayman) Limited Announces Fourth Quarter 2021 Financial Results

SHANGHAI, February 15, 2022 — Dingdong (Cayman) Limited (“Dingdong” or the “Company”) (NYSE: DDL), a leading and fastest-growing on-demand e-commerce company in China, with advanced supply chain capabilities, today announced its unaudited financial results for the fourth quarter ended December 31, 2021.

Fourth Quarter 2021 Highlights:

•	GMV for the fourth quarter of 2021 increased by 59.6% year over year to RMB 6,004.0 million (US$ 942.2 million) from RMB 3,762.5 million in the same quarter of 2020.

•	Total revenues for the fourth quarter of 2021 increased by 72.0% year over year to RMB 5,483.5 million (US$ 860.5 million) from RMB 3,187.5 million in the same quarter of 2020.

•	Total number of orders fulfilled for the fourth quarter of 2021 increased by 63.1% year over year to 100.1 million from RMB 61.4 million in the same quarter of 2020.

Mr. Changlin Liang, Founder and Chief Executive Officer of Dingdong, stated,

“In fact, Q4 was our best quarter since inception, marking year-over-year revenue growth of over 70% and significant efficiency optimization. In December, the overall Non-GAAP net loss margin narrowed to less than 13%, and Shanghai was fully profitable. At the end of Q4, we had RMB 5.2 billion in cash reserves. We are on the fast track of quality development, and we have sufficient cash to last us before full profitability in the near future.

Shanghai is the first city we entered and has continued innovating and iterating, constructing precedents and experiences for our nationwide operations. We have found the path to profitability in this city and expect the whole Yangtze River Delta to be the next, and the whole company will follow suit soon.

We have two firm beliefs: consumption upgrade and product capabilities being our primary growth driver. Many internet retailers adopt a low pricing strategy, and the idea of consumption downgrade has been widespread. However, we maintain strong confidence in the consumption upgrade trend for the younger generations, who pursue quality life, especially when it comes to food. Therefore, we are committed to meeting that need. In addition, in the internet industry, traffic operation was the core competitiveness in the first half of the game. As a result, several monopolistic traffic platforms were created with marketing activities such as the “Double 11” that marked the peak of traffic operation. But in the second half of the game, product capabilities that take us back to the nature of shopping are the primary driver of growth.

2021 has had its ups and downs, and 2022 is also destined to be extraordinary. We do not comment much on stock prices, but we agree with Benjamin Graham: the market was a voting machine in the short term but a weighing machine in the long run. In this sense, Dingdong is committed to building substance. Specifically, it is substantial to develop product capabilities, win over customers with quality products, develop a supply chain and physical R&D and processing capabilities, and invest long-term in infrastructure. On the contrary, focusing on traffic operations, price wars, retail platforms, or short-term profitability is trivial. Having a couple of champion products or marketing successes is of much less substance than striving for a better life for the customers in the long run.

Substantiality is what matters. It is our core competitiveness and will create long-term value. So let’s be patient because time will tell.”

Ms. Le Yu, Chief Strategy Officer of Dingdong, stated,

“Overall, we achieved solid revenue growth in Q4 and greatly optimized the operation efficiency with net loss narrowed substantially. As we advance, we will be committed to building robust product capabilities, making them our core strengths that drive Dingdong to meet the growing needs of the people for a better life.

Lastly, guidance for Q1 2022. Q1 is typically a slow season for the urban grocery market because of the Chinese New Year, which may lead to a decline in revenue on a sequential basis. In addition, the overtime labor costs incurred during the CNY may impact the fulfillment costs. Despite these factors, we still expect a small dip in the net loss and a substantial improvement of the operating cash outflow in Q1 from Q4 2021.”

Fourth Quarter 2021 Financial Results

Total revenues were RMB 5,483.5 million (US$ 860.5 million), representing an increase of 72.0% from the same period of 2020, primarily driven by the robust growth in the Company’s GMV.

•	Product Revenues were RMB 5,413.9 million (US$ 849.6 million), an increase of 72.1% from RMB 3,145.5 million in the same quarter of 2020, primarily driven by the increase in the number of orders.

•

Service Revenues were RMB 69.6 million (US$ 10.9 million), an increase of 65.6% from RMB 42.0 million in the same quarter of 2020, primarily driven by the increase in the number of customers subscribing to Dingdong membership.

Total operating costs and expenses were RMB 6,523.2 million (US$ 1,023.6 million), an increase of 47.7% from RMB 4,415.8 million in the same quarter of 2020, with a detailed breakdown as below.

•

Cost of Goods Sold were RMB 3,964.8 million (US$ 622.2 million), an increase of 46.4% from RMB 2,707.7 million in the same quarter of 2020, primarily driven by the increase in total revenue. Gross margin was 27.7%, significantly improved from 15.1% in the same quarter of 2020.

•	Fulfillment expenses were RMB 1,786.3 million (US$ 280.3 million), an increase of 47.3% from RMB 1,212.6 million in the same quarter of 2020, primarily driven by the increase in total revenues.

•

Sales and marketing expenses were RMB 358.0 million (US$ 56.2 million), an increase of 38.3% from RMB 258.9 million in the same quarter of 2020, mainly due to the increased spending on sales and marketing activities to acquire new customers.

•

General and administrative expenses were RMB 129.4 million (US$ 20.3 million), an increase of 22.9% from RMB 105.3 million in the same quarter of 2020, mainly due to the increased business scale of the Company.

•

Product development expenses were RMB 284.7 million (US$ 44.7 million), an increase of 117.0% from RMB 131.2 million in the same quarter of 2020, mainly due to the increased investments in: i) the Company’s supply chain system to further improve efficiency and reduce operating costs; ii) the agricultural technology to empower upstream partners.

Loss from operations was RMB 1,039.7 million (US$ 163.1 million), compared with operating loss of RMB 1,228.3 million in the same quarter of 2020.

Net loss was RMB 1,096.3 million (US$ 172.0 million), compared with net loss of RMB 1,245.5 million in the same quarter of 2020.

Non-GAAP net loss, which is a non-GAAP measure that excludes share-based compensation expenses, was RMB 1,034.1 million (US$ 162.3 million), compared with non-GAAP net loss of RMB 1,238.8 million in the same quarter of 2020.

Basic and diluted net loss per share were RMB 3.38 (US$ 0.53), compared with RMB 20.57 in the same quarter of 2020. Non-GAAP net loss per share, basic and diluted, was RMB 3.19 (US$ 0.50), compared with RMB 20.47 in the same quarter of 2020. The weighted average number of ordinary shares outstanding used to compute the basic and diluted net loss per share and non-GAAP net loss per share was 64,908,700 in the fourth quarter of 2020. All the then outstanding convertible redeemable preferred shares were not included in the computation until July 2021 when converted into ordinary shares after the Company’s IPO.

Cash and cash equivalents and short-term investments were RMB 5,231.1 million (US$ 820.9 million) as of December 31, 2021, compared with RMB 2,382.4 million as of December 31, 2020.

Conference Call

The Company’s management will hold an earnings conference call at 7:00 A.M. Eastern Time on Tuesday, February 15, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The presentation and question and answer session will be presented in both Mandarin and English. Listeners may access the call by dialing the following numbers:

International:	1-412-317-6061
United States Toll Free:	1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Conference ID:	2562159 (Bilingual English & Mandarin Chinese, primary channel)
Conference ID:	0886124 (Simultaneous English interpretation, listen-only)

A live webcast of the earnings conference call can be accessed at https://ir.100.me. An archived webcast will be available through the same link following the call. A replay of the conference call will be available through February 22, 2022 by dialing the following numbers:

International:	1-412-317-0088
United States:	1-877-344-7529
Access Code (Mandarin Chinese)	1984499
Access Code (English)	9782558

Please visit Dingdong’s Investor Relations website at https://ir.100.me on February 15, 2022 to view the earnings release and accompanying presentation prior to the conference call.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading and fastest-growing on-demand e-commerce company in China providing users with fresh produce, meat and seafood, and other daily necessities through a convenient and excellent shopping experience supported by an extensive self-operated frontline fulfillment grid. From its core product category of fresh groceries, Dingdong has expanded to provide other daily necessities to grow into a leading one-stop online shopping destination in China for consumers to make purchases for their daily lives. At the same time, Dingdong is working to modernize China’s traditional agricultural supply chain through standardization and digitalization, empowering upstream farms and suppliers to make their production more efficient and tailored to actual demand.

For more information, please visit: www.100.me.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as non-GAAP net loss, non-GAAP net loss attributable to ordinary shareholders, non-GAAP net loss per share, basic and diluted, non-GAAP fulfillment expenses, non-GAAP sales and marketing expenses, and non-GAAP general and administrative expenses in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, which are non-cash charges and do not correlate to any operating activity trends. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP. The Company’s definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this announcement.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.3726 to US$ 1.00, the exchange rate on December 31, 2021 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic and operational plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Dingdong Fresh

ir@100.me

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,376,153	662,768	104,003
Restricted cash	74,295	7,664	1,203
Short-term investments	1,006,245	4,568,346	716,873
Accounts receivable, net	38,805	191,519	30,054
Amounts due from related parties	10,100	—	—
Inventories	386,431	537,472	84,341
Advance to suppliers	37,133	86,711	13,607
Prepayments and other current assets	97,878	461,843	72,472

Total current assets	3,027,040	6,516,323	1,022,553
Non-current assets:
Property and equipment, net	272,691	472,371	74,125
Operating lease right-of-use assets	1,503,222	2,245,571	352,379
Other non-current assets	121,459	185,793	29,156

Total non-current assets	1,897,372	2,903,735	455,660

TOTAL ASSETS	4,924,412	9,420,058	1,478,213

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT) /EQUITY
Current liabilities:
Accounts payable	1,579,948	2,058,624	323,043
Customer advances and deferred revenue	140,404	243,480	38,207
Accrued expenses and other current liabilities	857,738	653,261	102,511
Salary and welfare payable	136,960	244,740	38,405
Operating lease liabilities, current	594,787	969,494	152,135
Short-term borrowings	1,234,522	3,121,046	489,760
Current portion of long-term borrowings	86,500	57,875	9,082
Warrant liabilities	108,160	—	—

Total current liabilities	4,739,019	7,348,520	1,153,143
Non-current liabilities:
Long-term borrowings	58,375	—	—
Operating lease liabilities, non-current	871,685	1,244,096	195,226
Other non-current liabilities	—	69,373	10,886

Total non-current liabilities	930,060	1,313,469	206,112

TOTAL LIABILITIES	5,669,079	8,661,989	1,359,255

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)

(Amounts in thousands of RMB and US$)

	As of
	December 31, 2020	December 31, 2021	December 31, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY (CONTINUED)
Mezzanine equity:
Redeemable convertible preferred shares	5,174,910	—	—
Redeemable noncontrolling interests	—	30,000	4,708

TOTAL MEZZANINE EQUITY	5,174,910	30,000	4,708

Shareholders’ (deficit)/equity:
Ordinary shares	1	4	1
Additional paid-in capital	151,657	13,685,062	2,147,485
Treasury stock	—	(7,042)	(1,105)
Accumulated deficit	(6,048,274)	(12,765,713)	(2,003,219)
Accumulated other comprehensive loss	(22,961)	(184,242)	(28,912)

TOTAL SHAREHOLDERS’ (DEFICIT)/EQUITY	(5,919,577)	728,069	114,250

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY	4,924,412	9,420,058	1,478,213

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Revenues:
Product revenues	3,145,452	5,413,928	849,563
Service revenues	42,024	69,594	10,921

Total revenues	3,187,476	5,483,522	860,484
Operating costs and expenses:
Cost of goods sold	(2,707,696)	(3,964,800)	(622,164)
Fulfillment expenses	(1,212,625)	(1,786,262)	(280,303)
Sales and marketing expenses	(258,894)	(357,971)	(56,173)
Product development expenses	(131,219)	(284,740)	(44,682)
General and administrative expenses	(105,340)	(129,417)	(20,309)

Total operating costs and expenses	(4,415,774)	(6,523,190)	(1,023,631)

Loss from operations	(1,228,298)	(1,039,668)	(163,147)
Interest income	5,087	12,167	1,909
Interest expenses	(9,431)	(25,975)	(4,076)
Other income	8,965	15,130	2,375
Other expenses	(17,254)	(48,620)	(7,630)
Changes in fair value of warrant liabilities	(4,592)	—	—

Loss before income tax	(1,245,523)	(1,086,966)	(170,569)

Income tax expenses	—	(9,373)	(1,471)

Net loss	(1,245,523)	(1,096,339)	(172,040)

Accretion of redeemable convertible preferred shares	(89,659)	—	—

Net loss attributable to ordinary shareholders	(1,335,182)	(1,096,339)	(172,040)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss per share:
Basic and diluted	(20.57)	(3.38)	(0.53)
Weighted average common shares outstanding used in net loss per share computation	64,908,700	324,708,900	324,708,900
Other comprehensive loss, net of tax of nil:
Foreign currency translation adjustments	(23,165)	(99,105)	(15,551)

Comprehensive loss	(1,268,688)	(1,195,444)	(187,591)

Accretion of redeemable convertible preferred shares	(89,659)	—	—

Comprehensive loss attributable to ordinary shareholders	(1,358,347)	(1,195,444)	(187,591)

DINGDONG (CAYMAN) LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended December 31,
	2020 RMB	2021 RMB	2021 US$
	(Unaudited)
Net cash used in operating activities	(922,408)	(1,761,736)	(276,455)
Net cash used in investing activities	(336,820)	(1,058,287)	(166,068)
Net cash generated from financing activities	787,091	413,536	64,893
Effect of exchange rate changes on cash and cash equivalents and restricted cash	(51,206)	(27,197)	(4,268)

Net decrease in cash and cash equivalents and restricted cash	(523,343)	(2,433,684)	(381,898)
Cash and cash equivalents and restricted cash at the beginning of the period	1,973,791	3,104,116	487,104

Cash and cash equivalents and restricted cash at the end of the period	1,450,448	670,432	105,206

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$, except for number of shares and per share data)

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Net loss	(1,245,523)	(1,096,339)	(172,040)
Add: share-based compensation expenses (1)	6,740	62,287	9,774

Non-GAAP net loss	(1,238,783)	(1,034,052)	(162,266)

Net loss attributable to ordinary shareholders	(1,335,182)	(1,096,339)	(172,040)
Add: share-based compensation expenses (1)	6,740	62,287	9,774

Non-GAAP net loss attributable to ordinary shareholders	(1,328,442)	(1,034,052)	(162,266)

Net loss per share:
Basic and diluted	(20.57)	(3.38)	(0.53)
Add: share-based compensation expenses	0.10	0.19	0.03
Non-GAAP net loss per share:

Basic and diluted	(20.47)	(3.19)	(0.50)

(1)	Share-based compensation expenses are recognized as follows:

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Fulfillment expenses	1,674	11,981	1,880
Sales and marketing expenses	314	6,246	980
Product development expenses	2,295	28,075	4,406
General and administrative expenses	2,457	15,985	2,508

Total	6,740	62,287	9,774

DINGDONG (CAYMAN) LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of RMB and US$)

The following tables set forth a breakdown of our operating expenses, share-based compensation expense and operating expenses excluding share-based compensation expenses by function for the periods indicated.

	For the three months ended December 31,
	2020	2021	2021
	RMB	RMB	US$
	(Unaudited)
Operating expenses:
Fulfillment expenses	1,212,625	1,786,262	280,303
Sales and marketing expenses	258,894	357,971	56,173
Product development expenses	131,219	284,740	44,682
General and administrative expenses	105,340	129,417	20,309

Total operating expenses	1,708,078	2,558,390	401,467

Share-based compensation expenses:
Fulfillment expenses	1,674	11,981	1,880
Sales and marketing expenses	314	6,246	980
Product development expenses	2,295	28,075	4,406
General and administrative expenses	2,457	15,985	2,508

Total share-based compensation expenses	6,740	62,287	9,774

Operating expenses excluding share-based compensation expenses:
Fulfillment expenses	1,210,951	1,774,281	278,423
Sales and marketing expenses	258,580	351,725	55,193
Product development expenses	128,924	256,665	40,276
General and administrative expenses	102,883	113,432	17,801

Total operating expenses excluding share-based compensation expenses:	1,701,338	2,496,103	391,693